Exhibit 99.1

ZK International Invests an Additional $10 Million in Maximbet

WENZHOU, China, Sept. 15, 2021 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) ("ZKIN", "ZK International" or the "Company"), is pleased to announce that it has made an additional investment of $10M in Maximbet.com ("Maximbet"), increasing its ownership stake in the rapidly-growing sports betting and casino operator to 15.73%.

Maximbet is a privately-held multi-state and globally licensed sports betting and casino operator hyper-focused on capitalizing on the expansion of the recently legalized sports betting market in the United States. The US market is seeing rapid growth with year over year transactions increasing by 126%. Cathie Wood's ARK Investment Management LLC believes that total wagers placed in the US could increase 9x to $180 Billion by 2025.

https://www.bloomberg.com/news/articles/2021-09-13/tech-verifications-show-big-jump-in-bets-as-football-begins

https://www.bnnbloomberg.ca/football-s-gambling-boom-has-investors-betting-on-the-house-1.1651135

ZKIN is thrilled to hold a significant equity position in Maximbet with an option to increase its position to 25%. The Company successfully extended its option until January 1, 2022. ZKIN believes Maximbet has the management team, the technology, the operating expertise and the brand marketing power to rival the largest multi-billion dollar players in the space.

Maximbet.com launched its international site in August and went live in Colorado on September 2nd. It will continue to expand into Indiana, Iowa and New Jersey throughout Q4'21 as part of its 10-year multi-state market-access partnership with Caesers Entertainment. In 2022 Maximbet will continue its expansion to additional States with the Company expecting to be live in at least 50% of the legalized US market by the end of the year.

"The team at ZKIN continues to execute upon the Company's strategy of sourcing, negotiating and investing in favorable positions in high-growth sectors that we believe will provide short to medium-term liquidity to ZKIN shareholders," says Jiancong Huang, Chairman of the Company. "ZKIN will continue to support its investee companies as they explore various exit strategies in the near future."

To learn more about MaximBet, and enter for a chance to win an epic trip to the Big Game, visit http://www.MaximBet.com. MaximBet's access to Arizona is subject to license availability and regulatory approvals.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. (ZKIN) is a China-based engineering company building and investing in innovative technologies for the modern world. With a focus on designing and implementing next-generation solutions through industrial, environmental and software engineering, ZKIN owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.

ZKIN's core business is to engineer and manufacture patented high-performance stainless steel and carbon steel pipe products that effectively deliver high quality, highly-sustainable and environmentally sound drinkable water to the Chinese, Asia and European markets.  It is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee. ZKIN has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which has been stated to be 70% unfit for human contact.

In 2018, ZKIN established its wholly-owned xSigma Corporation to develop innovative software solutions that support its core operations while exploring new opportunities in smart contracts, distributed ledgers, supply chain management and blockchain architecture. The xSigma Labs team is made up of world-class developers and engineers formerly of Facebook, Google, Amazon, Ripple and 1inch, launching its first DeFi project in the Fall of 2020, with plans to launch its highly anticipated NFT platform in Q4'21.

In March of 2021, ZKIN announced the formation of its new wholly-owned subsidiary, xSigma Entertainment Limited. It was established as part of ZKIN's integrated network of companies focused on developing and investing in innovative software technology platforms. xSigma Entertainment's mandate is to acquire assets in the high-growth US gaming market. xSigma Entertainment aims to increase shareholder value by targeting and investing in early stage online gambling businesses that are poised for exponential growth and exits.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

About MaximBet

Established in 2017, Maximbet.com is a rapidly-growing licensed sports betting and casino operator that is hyper-focused on capitalizing on the multi-billion dollar legalized Sportsbetting and iGaming industry in the United States. The company was formed by top executives with more than 100 years of collective experience in the gaming industry and utilizes proprietary technology to build personalized consumer betting experiences. Harnessing the power of the Maxim men's lifestyle brand, MaximBet gives players incredible real life and virtual access to celebrities, athletes and influencers, and lets guests truly live the Maxim lifestyle wherever they live and play.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company's filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Person: Di Chen

Cell Number: +86 15057357883

Email: super.di@live.cn